

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

<u>Via E-mail</u>
Mr. Stanton E. Ross
Chief Executive Officer
Infinity Energy Resources, Inc.
11900 College Blvd., Suite 310
Overland Park, Kansas 66210

      Re: Infinity Energy Resources, Inc.
                   Registration Statement on Form 10
                   Filed May 13, 2011
                   File No. 0-17204

Dear Mr. Ross:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director